SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CA/CAAS Rua da Quitanda, nº 196, 25º floor. 22210-030 Rio de Janeiro - RJ RCA 963, ended of 01.03.2023.

CERTIFICATE

MINUTES OF THE NINE HUNDRED SIXTY-FOURTH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 3330034676-7/CNPJ no. 00001180/0001-26

It certifies, for all due purposes, that the 964th meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company” or “Eletrobras”) was installed at 5:35 pm on the fourth day of January in the year two thousand and twenty-three, with the closure of works recorded on that same day at 7:27 pm. The meeting took place via videoconference in a remote environment – Cisco WEBEX Meetings. Board member IVAN DE SOUZA MONTEIRO (ISM) remotely chaired the meeting. The Board members CARLOS EDUARDO RODRIGUES PEREIRA (CRP), DANIEL ALVES FERREIRA (DAF), FELIPE VILLELA DIAS (FVD), MARCELO GASPARINO DA SILVA (MGS), MARCELO DE SIQUEIRA FREITAS (MSF), MARISETE FÁTIMA DADALD PEREIRA (MFP), PEDRO BATISTA DE LIMA FILHO (PBL) and VICENTE FALCONI CAMPOS (VFC) participated remotely in the meeting. There was no record of absence from the meeting. The council was chaired by the Superintendent of Governance BRUNO KLAPPER LOPES (BKL). INSTALLATION AND RESOLUTION QUORUMS: As prescribed by art. 25, caput, of the Bylaws of Eletrobras, the deliberations of this conclave must take place in the presence of the majority of its members, and its deliberations must be taken, as a general rule, by the majority of those present, except for the cases of qualified quorum portrayed in art. 26 of the Bylaws. The meeting was installed with the presence of nine members, in compliance with the minimum installation quorum of five members, and with a minimum quorum for taking resolutions of five members, except in cases where there is an explicit record of a change in the quorum of those present at the time of the deliberation. The prior declaration of conflict of interests by the Director and/or his momentary absence from the conclave entails his subtraction for purposes of calculating the minimum quorum for the respective deliberation. DECISION: DEL-002, of 01.04.2023. Amendment of the agenda of the 185th EGM of Eletrobras to suppress item 1. “PNA Share Redemption” and its two sub-items. DEL 176, of 12.05.2022. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the exercise of its attributions, substantiated in the presentation of the rapporteurs, in the support material and in the documents below: Official letter nº 3/2023/CVM/SEP/GEA-3, of 01.04.2023; Extract from the Minutes of the 01st CVM Collegiate Meeting held on 01.03.2023, referring to the judgment rendered in the wake of CVM administrative proceeding No. 19957.015411/2022-42; RESOLVED: 1. to approve the deletion of item 1, and its two sub-items, from the agenda contained in the call notice of the 185th Extraordinary General Meeting of Shareholders of Eletrobras, to be held on 01.05.2023, and the disclosure of the respective relevant fact; 2. to determine that the Presidency – PR, the Financial and Investor Relations Board – DF, the Legal Board – DJ, the Governance, Risks and Compliance Board – DC, the Investor Relations Superintendence – DFR, the Governance Superintendence – DCG and the Governance Secretariat – DCGG, each within its scope of action, adopt the necessary measures to comply with this Resolution. This certificate is drawn up and signed by me, BRUNO KLAPPER LOPES, Eletrobras Governance Officer.

Rio de Janeiro, January 12, 2023.

BRUNO KLAPPER LOPES

Governance Officer

Classification of Information: DEL-001/2023: Public. The classification of information, and the review of its classification, including after the deliberation, are attributions of the manager of the organizational unit responsible for the matter, pursuant to item 6.2.2 of Standard EDO-03/2017, approved by RES-453/2017 ..

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 12, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.